August 5, 2016

Mr. Marc Thomas, Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Re:    MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 8-K filed July 21, 2016
File No. 001-36599

Dear Mr. Thomas:

This letter is in response to your letter dated July 26, 2016 with respect to the above-referenced Forms 10-K and 8-K filings of MB Financial, Inc. (the “Company” or “MBFI”). Your comment is repeated verbatim below in boldface type for your convenience, and our response is presented below the comment.

Form 8-K filed July 21, 2016
Exhibit 99 to Press Release

1.
You disclose that you adjust net income to remove merger related and repositioning expenses to arrive at your non-GAAP operating earnings yet you disclose in your investor presentation dated May 2016 that you are a skilled acquirer and have completed 17 acquisitions since 2000 and you disclose in your Form 10-K that you intend to pursue a strategy of supplementing internal growth by acquiring other financial companies or their assets and liabilities to help fulfill your strategic objectives and to enhance your earnings. These adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

As requested in your comment above, we have reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Although we acknowledge we have included merger related and repositioning expenses as non-GAAP adjustments in past releases, we believe that removing these items to arrive at our non-GAAP operating earnings is consistent with the updated guidance.

We have expanded our operations over the years through internal growth and several strategic acquisitions; however, the size and type of entity acquired has varied over the years. The structure of the acquisitions has also differed. For example, several acquisitions were FDIC assisted transactions, while others were non-assisted bank and non-bank transactions (e.g., acquisitions of wealth management businesses). In addition, the costs associated with completing and integrating each acquired entity were considerably different based on the size and type of each transaction. The costs to exit branches and office locations, human resources-related costs and the cost to terminate a contract vary significantly between acquisitions. For these reasons, we adjust net income for merger related and repositioning expenses to better reflect what we believe represents our core operating earnings.

Management believes that non-GAAP operating earnings adjusted for merger related and repositioning expenses is a useful measure because it excludes expenses that can significantly fluctuate from acquisition to acquisition. In addition, management believes that excluding these expenses provides investors and analysts a measure to better understand the Company's primary operations when comparing the periods presented in the earnings release. Since analysts have regularly requested this type of information from the Company, management believes it is appropriate to also make it available through the Company's earnings releases. Management also uses this non-GAAP measure to evaluate the Company’s operating results in making business decisions.

In future filings of our earnings release, we will include an expanded explanation regarding the removal of merger related and repositioning expenses from net income to arrive at our non-GAAP operating earnings to include the reasons noted above.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the response contained in this letter, please do not hesitate to contact the undersigned at (847) 653-2083.

Very truly yours,

/s/ John Francoeur
John Francoeur
Chief Accounting Officer